SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated October 28, 2026.

Buenos Aires, October 28, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref: Financial Statements as of 09/30/2026

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on October 28, 2026, approved the condensed interim financial statements for the nine-month period ended September 30, 2026. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	4,069,032
Attributable to non-controlling interest	36,403
Total net profit for the period	4,105,435

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	1,058,830
Attributable to non-controlling interest	73,308
Total other comprehensive income for the period	1,132,138

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	5,127,862
Attributable to non-controlling interest	109,711
Total comprehensive income for the period	5,237,573

4) Detail of Shareholders’ equity as of 09/30/2026 (in millions of pesos)

Shareholders’ contributions:
Capital	3,921
Adjustment to capital	6,081
Treasury shares	12
Adjustment to treasury shares	20
Share-based benefit plans	17,454
Acquisition cost of treasury shares	(81,451)
Share trading premiums	24,658
Issuance premiums	640
Legal reserve	1,189,821
Reserve for investments	8,775,159
Reserve for purchase of treasury shares	40,112
Other comprehensive income	6,541,632
Unappropriated retained earnings and losses	4,266,925
Shareholders’ equity attributable to shareholders of the parent company	20,784,984
Non-controlling interest	412,900
Total shareholders’ equity	21,197,884

5. Shares owned by the parent group

As of September 30, 2026, the number of shares belonging to the controlling shareholder of the Company amounted to 2,005,932,890 shares, which include 2,005,895,250 class D shares and 37,640 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Argentine National State - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Margarita Chun
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 28, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer